HEI Exhibit 99

August 1, 2006

Contact:	Suzy P. Hollinger	(808) 543-7385 Telephone
	Manager, Treasury & Investor Relations	(808) 543-7966 Facsimile
E-mail: shollinger@hei.com

HAWAIIAN ELECTRIC INDUSTRIES, INC. REPORTS SECOND QUARTER 2006 EARNINGS

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE - HE) today reported income from continuing operations for the three months ended June 30, 2006, of $27.2 million, or 34 cents per share, compared with last year’s second quarter income from continuing operations of $28.3 million, or 35 cents per share. “Quarter-over-quarter, electric utility results declined due to lower sales from cooler and less humid weather and customer conservation and higher operation and maintenance expenses, while bank results improved due to strong loan growth and an improved net interest margin,” said Constance H. Lau, HEI president and chief executive officer.

Hawaiian Electric Company’s net income for the second quarter of 2006 was $17.3 million compared with $19.6 million for the same quarter last year. Kilowatthour sales declined 2.3% quarter-over-quarter or $8 million in revenues. “Although the number of customers grew during the quarter, they reduced their usage of electricity in response to weather conditions and the higher cost of electricity during the quarter,” Lau said. Offsetting the effects of lower kilowatthour sales was a $10 million interim increase in quarterly revenues granted to the company’s Oahu utility by the Hawaii Public Utilities Commission in late September 2005.

Other operation and maintenance expenses were higher by $8.7 million in the second quarter compared to the second quarter of 2005, due in part to $2.5 million higher maintenance and $2.3 million of higher retirement benefits expenses. Production maintenance was higher due

Hawaiian Electric Industries, Inc.

August 1, 2006

to increased generating station maintenance, and transmission and distribution maintenance was higher due to increased vegetation management and higher distribution line maintenance. The remaining increase in operation and maintenance expenses of $3.9 million includes increased staffing and other costs to support the increased level of peak demand that has occurred over the past five years as well as reliability, customer service and energy efficiency programs.

Bank net income in the second quarter of 2006 increased almost 20% to $16.2 million compared with $13.6 million in the second quarter of 2005. “American Savings Bank’s second quarter results were strong considering significant margin pressure from the prolonged flat/inverted yield curve,” said Lau, “reflecting the solid growth of American Savings Bank’s commercial and commercial real estate businesses and its transformation to a full-service community bank.”

Net interest income increased to $52.9 million in the second quarter of 2006 compared with $48.8 million in the second quarter of 2005. The increase in net interest income was due to higher loan balances, higher yields on loans and mortgage-related securities and investments and an increase in net interest margin. The bank’s net interest margin increased to 3.30% in the second quarter of 2006, compared to 3.07% in the second quarter of 2005. Increased interest income from growth in loan balances and increased yields on loans and mortgage-related securities and investments in the second quarter of 2006 more than offset increased funding costs from higher short-term interest rates and a shift in the mix of deposits and borrowings.

Also in the second quarter of 2006, continued strong asset quality offset the need to provision for the additional loan growth.

Hawaiian Electric Industries, Inc.

August 1, 2006

The holding and other companies’ results were $(6.3) million in the second quarter compared with $(4.9) million in the second quarter of 2005 due in part to $1.3 million of unrealized investment losses (after tax).

HEI supplies power to over 400,000 customers or 95% of the Hawaii population through its electric utilities, Hawaiian Electric Company, Hawaii Electric Light Company and Maui Electric Company and provides a wide array of banking and other financial services to Hawaii consumers and businesses through American Savings Bank, the state’s third largest bank based on asset size.

Hawaiian Electric Industries, Inc.

August 1, 2006

Forward-Looking Statements

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on page iv of HEI’s Form 10-Q for the quarter ended March 31, 2006, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended June 30,		Six months ended June 30,		Twelve months ended June 30,
(in thousands, except per share amounts)	2006	2005	2006	2005	2006	2005
Revenues
Electric utility	$503,967	$429,730	$979,023	$804,505	$1,980,902	$1,637,958
Bank	102,556	91,946	202,560	189,170	401,300	374,214
Other	(1,554)	586	(1,652)	1,215	18,403	7,867

	604,969	522,262	1,179,931	994,890	2,400,605	2,020,039

Expenses
Electric utility	464,121	387,083	893,597	730,252	1,808,026	1,479,856
Bank	76,397	69,744	149,386	138,015	294,380	267,204
Other	3,722	3,986	7,068	8,503	15,017	18,682

	544,240	460,813	1,050,051	876,770	2,117,423	1,765,742

Operating income (loss)
Electric utility	39,846	42,647	85,426	74,253	172,876	158,102
Bank	26,159	22,202	53,174	51,155	106,920	107,010
Other	(5,276)	(3,400)	(8,720)	(7,288)	3,386	(10,815)

	60,729	61,449	129,880	118,120	283,182	254,297

Interest expense–other than bank	(19,134)	(19,130)	(38,251)	(37,965)	(75,595)	(74,588)
Allowance for borrowed funds used during construction	719	475	1,421	902	2,539	2,067
Preferred stock dividends of subsidiaries	(473)	(474)	(946)	(950)	(1,890)	(1,901)
Allowance for equity funds used during construction	1,588	1,182	3,136	2,269	5,972	4,941

Income from continuing operations before income taxes	43,429	43,502	95,240	82,376	214,208	184,816
Income taxes	16,205	15,167	35,679	29,946	79,633	66,817

Income from continuing operations	27,224	28,335	59,561	52,430	134,575	117,999
Discontinued operations–gain (loss) on disposal, net of income taxes	—	(755)	—	(755)	—	1,158

Net income	$27,224	$27,580	$59,561	$51,675	$134,575	$119,157

Per common share
Basic earnings (loss) - Continuing operations	$0.34	$0.35	$0.73	$0.65	$1.66	$1.46
- Discontinued operations	—	(0.01)	—	(0.01)	—	0.02

	$0.34	$0.34	$0.73	$0.64	$1.66	$1.48

Diluted earnings (loss) - Continuing operations	$0.33	$0.35	$0.73	$0.65	$1.66	$1.46
- Discontinued operations	—	(0.01)	—	(0.01)	$—	$0.01

	$0.33	$0.34	$0.73	$0.64	$1.66	$1.47

Dividends	$0.31	$0.31	$0.62	$0.62	$1.24	$1.24

Weighted-average number of common shares outstanding	81,100	80,814	81,041	80,741	80,977	80,637

Adjusted weighted-average shares	81,432	81,213	81,360	81,145	81,267	80,950

Income (loss) from continuing operations by segment
Electric utility	$17,286	$19,644	$38,274	$32,029	$79,047	$71,448
Bank	16,218	13,552	33,045	31,313	66,615	63,397
Other	(6,280)	(4,861)	(11,758)	(10,912)	(11,087)	(16,846)

Income from continuing operations	$27,224	$28,335	$59,561	$52,430	$134,575	$117,999

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2005 and the consolidated financial statements and the notes thereto in HEI's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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Hawaiian Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2006	2005	2006	2005
Operating revenues	$503,350	$428,807	$977,321	$802,497

Operating expenses
Fuel oil	192,314	148,775	367,652	264,401
Purchased power	122,438	106,369	240,158	207,585
Other operation	47,934	41,794	89,953	83,110
Maintenance	22,382	19,837	39,434	37,775
Depreciation	32,542	30,822	65,075	61,642
Taxes, other than income taxes	46,218	39,293	90,741	75,264
Income taxes	11,020	12,293	24,244	20,031

	474,848	399,183	917,257	749,808

Operating income	28,502	29,624	60,064	52,689

Other income
Allowance for equity funds used during construction	1,588	1,182	3,136	2,269
Other, net	521	777	1,430	1,620

	2,109	1,959	4,566	3,889

Income before interest and other charges	30,611	31,583	64,630	56,578

Interest and other charges
Interest on long-term debt	10,776	10,656	21,554	21,565
Amortization of net bond premium and expense	543	557	1,086	1,113
Other interest charges	2,226	702	4,139	1,775
Allowance for borrowed funds used during construction	(719)	(475)	(1,421)	(902)
Preferred stock dividends of subsidiaries	229	229	458	458

	13,055	11,669	25,816	24,009

Income before preferred stock dividends of HECO	17,556	19,914	38,814	32,569
Preferred stock dividends of HECO	270	270	540	540

Net income for common stock	$17,286	$19,644	$38,274	$32,029

OTHER ELECTRIC UTILITY INFORMATION
Kilowatthour sales (millions)	2,460	2,519	4,850	4,866
Cooling degree days (Oahu)	1,081	1,471	1,854	2,251
Average fuel cost per barrel	$68.78	$51.90	$66.20	$48.96

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HECO’s Annual Report on SEC Form 10-K for the year ended December 31, 2005 and the consolidated financial statements and the notes thereto in HECO's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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American Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2006	2005	2006	2005
Interest and dividend income
Interest and fees on loans	$57,323	$50,657	$112,476	$99,170
Interest and dividends on investment and mortgage-related securities	30,870	27,523	60,947	62,386

	88,193	78,180	173,423	161,556

Interest expense
Interest on deposit liabilities	17,001	12,460	32,394	24,477
Interest on other borrowings	18,308	16,893	35,470	34,641

	35,309	29,353	67,864	59,118

Net interest income	52,884	48,827	105,559	102,438
Reversal of allowance for loan losses	—	—	—	(3,100)

Net interest income after reversal of allowance for loan losses	52,884	48,827	105,559	105,538

Noninterest income
Fees from other financial services	6,742	6,333	13,182	12,196
Fee income on deposit liabilities	4,376	4,092	8,565	8,263
Fee income on other financial products	2,132	2,154	4,569	4,589
Gain on sale of securities	—	175	—	175
Other income	1,113	1,012	2,821	2,391

	14,363	13,766	29,137	27,614

Noninterest expense
Compensation and employee benefits	17,476	17,441	35,313	34,068
Occupancy	4,490	4,088	8,953	8,106
Equipment	3,636	3,302	7,132	6,701
Services	4,124	3,941	7,841	7,608
Data processing	2,547	2,503	5,007	5,548
Other expense	8,815	9,116	17,276	19,966

	41,088	40,391	81,522	81,997

Income before minority interests and income taxes	26,159	22,202	53,174	51,155
Minority interests	—	18	—	45
Income taxes	9,941	8,631	20,129	19,793

Income before preferred stock dividends	16,218	13,553	33,045	31,317
Preferred stock dividends	—	1	—	4

Net income for common stock	$16,218	$13,552	$33,045	$31,313

Net interest margin (%)	3.30	3.07	3.30	3.21

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2005 and the consolidated financial statements and the notes thereto in HEI's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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